FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 6, 2017

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Global Strategic Value Dividend Fund (the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided via telephone on December 13, 2016 regarding its Post-Effective Amendment No. 180 under the Securities Act of 1933 and Amendment No. 174 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Corporation, with respect to the Fund, filed on November 2, 2016.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: Fee Table: Please explain why the “other expenses” listed in the fee table are higher for Class A Shares and Class C Shares, than for Institutional Shares and Class R6 Shares.

Response: The reason the “other expenses” listed in the fee table are higher fore Class A Shares and Class C Shares, than for Institutional Shares and Class R6 Shares is that the “other expenses” of Class A Shares and Class C Shares include a 0.25% shareholder services fee that is not included in the “other expenses” listed for the Institutional Shares and Class R6 Shares.

Comment 3: Fee Table: Please confirm that the Registrant does not intend to implement the Rule 12b-1 fee for the Class A Shares for a 1 year period.

Response: With respect to the Class A Shares of the Fund, the Fund confirms that the 12b-1 fee is “dormant,” and, while approved by the Fund’s Board of Trustees, will not be incurred or charged unless approved to be activated by the Fund’s Board of Trustees to be followed with appropriate notification to shareholders, including a supplement to the fee table. The Fund respectfully notes that there is no requirement in Form N-1A to make an express commitment that the dormant 12b-1 fee will be in place for at least a year, unlike the commitment to reimburse or waive expenses covered in footnote #2. The presentation of the dormant 12b-1 fee in the table along with the footnote is, based on the Fund’s analysis, in line with industry practice and consistent with Form N-1A requirements.

Comment 4: Please confirm that the fee waiver expense reimbursement in the Fee Table Example is only reflected for the initial term.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

Comment 5: Summary Risk Disclosure: With respect to the Interest Rate Risk disclosure, it is noted that the disclosure states “Prices of fixed-income securities generally fall when interest rates rise.” The Item 4 Strategy does not address fixed-income investments. If fixed-income investments are part of the principal strategy, please revise the Item 4 strategy to include a discussion.

Response: The Fund will not invest in fixed-income securities as a principal strategy. Accordingly, the Registrant is removing the disclosure for “Interest Rate Risk” from the Summary and Statutory risk disclosures. In addition, the disclosure for Stock Market Risk will be revised as follows to address the potential effects of changing interest rates on investments in equity securities and on Fund performance:

Summary Risk:

Stock Market Risk. The value of equity securities in the Fund’s portfolio will fluctuate and, as a result, the Fund’s Share price may decline suddenly or over a sustained period of time. Information publicly available about a company, whether from the company’s financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company’s shares in the market.  Among other factors, equity securities may decline in value because of an increase in interest rates or changes in the stock market.  Recent and potential future changes in industry and/or economic trends, as well as changes in monetary policy made by central banks and/or their governments, also can affect the level of interest rates and contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other adverse effects (such as a decline in a company’s stock price), which could negatively impact the Fund’s performance.

Statutory Risk:

Stock Market Risk

The value of equity securities in the Fund’s portfolio will rise and fall over time. These fluctuations could be a sustained trend or a drastic movement. Historically, the equity market has moved in cycles, and the value of the Fund’s securities may fluctuate from day to day.  The Fund’s portfolio will reflect changes in prices of individual portfolio stocks or general changes in stock valuations. Consequently, the Fund’s Share price may decline. The Adviser attempts to manage market risk by limiting the amount the Fund invests in each company’s equity securities. However, diversification will not protect the Fund against widespread or prolonged declines in the stock market. Information publicly available about a company, whether from the company’s financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company’s shares in the market. The price of a company’s shares depends significantly on the information publicly available about the company. The reporting of poor results by a company, the restatement of a company’s financial statements or corrections to other information regarding a company or its business may adversely affect the price of its shares, as would allegations of fraud or other misconduct by the company’s management. The Fund may also be disadvantaged if some market participants have access to material information not readily available to other market participants, including the Fund.

Economic, political and financial conditions, or industry or economic trends and developments, may from time to time, and for varying periods of time, cause volatility, illiquidity and/or other potentially adverse effects in the financial markets. The commencement, continuation or ending of government policies and economic stimulus programs, changes in monetary policy, increases or decreases in interest rates, or other factors or events that affect the financial markets may contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other adverse effects (such as a decline in a company’s stock price), which could negatively impact the Fund’s performance.  For example, the value of equity securities may rise and fall in response to changes in interest rates. Market factors, such as the demand for particular equity securities, may cause the price of certain equity securities to fall while the prices of other securities rise or remain unchanged.

Comment 6: Summary Risk Disclsoure: With respect to the “Risk of Investing in Derivative Contracts”, please remove the reference to the Fund’s Statement of Additional Information (SAI).

“Risk of Investing in Derivative Contracts. Derivative contracts involve risks different from, or possibly greater than, risks associated with investing directly in securities and other traditional investments. Specific risk issues related to the use of such contracts and instruments include valuation and tax issues, increased potential for losses and/or costs to the Fund and a potential reduction in gains to the Fund. Each of these issues is described in greater detail in this Prospectus. Derivative contracts may also involve other risks described in this Prospectus or the Fund’s Statement of Additional Information (SAI), such as stock market, interest rate, currency and liquidity risks.”

Response: The Fund will revise the disclosure to remove the reference to the SAI so that the sentence reads as follows:

“Derivative contracts may also involve other risks described in this Prospectus such as stock market, liquidity and leverage risks.”

Comment 7: Summary section: Payments to Broker-Dealers and other Financial Institutions: Please explain why this section does not address Class R6 Shares. If applicable, please revise to include Class R6 Shares.

Response: Item 8 of Form N-1A allows a fund to modify the statement or omit the statement if neither the Fund nor any of its companies pay financial intermediaries for the sale of Fund shares and related services.

The Registrant confirms that neither the Fund nor any of its companies pay financial intermediaries for the sale of Class R6 Shares of the Fund and related services and has therefore omitted the statement.

Comment 8: Statutory Strategy: The Prospectus states the following:

“The Fund will invest at least 30 to 40% of its assets outside the United States, depending on the outlook for the asset class.”

Based on this disclosure, the Staff believes that the Fund’s market outlook qualification is unclear. Does the Fund mean to establish 30% as a minimum or can the Fund’s investments go below that level depending upon market outlook? Please revise the strategy to clarify this statement.

When considering the revision, please note the Staff’s position is that a “global” fund should invest significantly and at least 30% of its assets in companies located in multiple countries outside the United States or investing in companies doing a substantial amount of business outside of the United States.

Also, please clarify how the Fund determines that an asset is outside of the United States for purposes of this statement.

Response: The following statement in both the summary strategy and statutory strategy which currently reads:

“The Fund will invest at least 30 to 40% of its assets outside the United States, depending on the outlook for the asset class.”

Will be revised to read as follows:

“The Fund will invest at least 30% of its assets outside the United States. Depending on the outlook for this asset class, the Fund will typically invest 30% to 40% of its assets outside the United States.”

In addition, the Fund uses the following definition of “Foreign Securities” to determine that an asset is outside of the United States:

FOREIGN SECURITIES

Foreign securities are securities of issuers based outside the United States. The Fund considers an issuer to be based outside the United States if:

■ it is organized under the laws of, or has its principal office located in, another country;

■ the principal trading market for its securities is in another country; or

■ it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Foreign securities are primarily denominated in foreign currencies. Along with the risks normally associated with domestic securities of the same type, foreign securities are subject to currency risks and risks of foreign investing. Trading in certain foreign markets is also subject to liquidity risks.

Comment 9: Statutory Strategy: With respect to the following:

“The Fund focuses on high dividend-paying companies that exhibit solid performance in periods of market weakness in an attempt to reduce risk. Risk is also managed through exposure to multiple countries, sectors and industries. At the individual stock level, the Fund generally adheres to position size limits which may be adjusted over time and are designed to further control portfolio risk.”

What position size limits does the Fund adhere to and are there other limits in place, such as, with respect to, country, industry or currency exposure? If so, please disclose.

Response: With respect to diversification and position size, the Fund will adhere to the standard diversification guidelines set forth in the Investment Company Act of 1940.

Comment 10: Statutory Strategy: Please confirm that currency forward contracts are the only derivative type in which the Fund will principally invest. If this is NOT the only type of derivative, please revise the strategy to include additional disclosure.

Response: The Registrant confirms that currency forward contracts are the only type of the derivative instrument in which the Fund will principally invest.

Comment 11: Foreign Securities Definition: In the following definition, please replace “a principal office” with “its principal office”, if the Fund is using foreign securities as a reference point in response to the “global” comments made in Comment 8.

FOREIGN SECURITIES

Foreign securities are securities of issuers based outside the United States. The Fund considers an issuer to be based outside the United States if:

■ it is organized under the laws of, or has a principal office located in, another country;

■ the principal trading market for its securities is in another country; or

■ it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Foreign securities are primarily denominated in foreign currencies. Along with the risks normally associated with domestic securities of the same type, foreign securities are subject to currency risks and risks of foreign investing. Trading in certain foreign markets is also subject to liquidity risks.

Response: The Registrant will revised the Foreign Securities definition to read as follows:

FOREIGN SECURITIES

Foreign securities are securities of issuers based outside the United States. The Fund considers an issuer to be based outside the United States if:

■ it is organized under the laws of, or has its principal office located in, another country;

■ the principal trading market for its securities is in another country; or

■ it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Foreign securities are primarily denominated in foreign currencies. Along with the risks normally associated with domestic securities of the same type, foreign securities are subject to currency risks and risks of foreign investing. Trading in certain foreign markets is also subject to liquidity risks.

Comment 12: Sector Risk: The Staff notes that sector risk disclosure is included. Does the Fund anticipate focusing on any particular sectors? If so, please revise to address them.

Response: While the Fund does not anticipate focusing on any particular sectors with respect to its portfolio investments, the Fund may, from time to time, in pursuing its investment objective, incur greater exposure to a particular sector or sectors. Accordingly, the Registrant submits that it is appropriate to include sector risk disclsoure. The Fund will adhere to the standard diversification guidelines set forth in the Investment Company Act of 1940.

Comment 13: Emerging Markets Risk: The Staff notes that the Fund includes Risks of Investing in Emerging Market Countries. What percentage of the portfolio will be invested in emerging markets?

Response: The Fund does not have a specific policy to adhere to a set percentage of investments in emerging markets. As disclosed in the strategy, the Fund may, from time to time, invest in emerging markets in order to pursue its investment objective. The Fund notes that the following language is contained in the investment strategy:

“The Adviser anticipates that normally, the Fund will invest primarily in companies based in developed countries, although to a lesser extent the Fund may also invest in foreign companies based in emerging markets.”

Comment 14: Prior Performance of Composite Accounts Similarly Managed by Adviser.

This is a sensitive issue to the Staff. The Staff considers this a “first among equals” comment. The Staff will be highlighting the use of the words “all” and “substantially” in its comments.

The Registrant is presenting a private account in this section. The Staff would like the Registrant to include all accounts that are substantially similar.

The Nicolas Applegate No-Action Letter permits inclusion of performance information of accounts managed by the Fund Adviser with substantially similar objectives, policies, risks and strategies. In order to avoid misleading investors, composite information presented should generally present all accounts managed by the Fund’s adviser that are substantially similar to the fund.

The Registrant’s disclosure presents a performance composite consisting of a private account with similar objectives, policies, risks and strategies. Given the breadth of the Fund’s Adviser’s experience, the Staff has significant concerns that the Prior Performance presentation is inappropriate and inconsistent with applicable Division guidance.

Please remove or revise your presentation and tell the Staff why the Registrant believe this presentation is appropriate.

Response: The composition of the Global Strategic Value Dividend Managed Account Composite (“Composite”) is appropriate because the Fund and its investment adviser believe the private account is the only account managed by the Fund’s adviser with substantially similar investment objectives, policies, and strategies as the Fund. The Composite is a performance composite consisting of a private account with substantially similar investment objectives, policies, and strategies as the Fund. While the Fund's adviser does manage other accounts using dividend-based investment strategies, the Fund and the private account are distinguishable from all other accounts managed by the Fund's adviser because the asset allocations to U.S. and non-U.S. investments for all other accounts are substantially different from the Fund, except for the private account included in the Composite. Therefore, the Fund’s adviser does not consider any other account it manages to be comparable.

Comment 15: Prior Performance of Composite Accounts Similarly Managed by Adviser: In the “net returns” line of the table please confirm that the returns are shown net of all actual fees and expenses.

Response: Consistent with investment adviser performance presentation standards, performance results are presented both net and gross of total wrap fees and reflect the reinvestment of income. Net returns reflect the deduction of a maximum fee. A model fee equal to the highest wrap fee that a client could pay (3.00% annually as charged by the program sponsor, inclusive of up to a maximum investment advisory fee of 0.75%) is used. This total wrap fee includes all charges for trading costs, portfolio management, custody and other administrative fees. Actual fees may vary depending on, among other things, the applicable fee schedule and portfolio size. Since inception, the composite does not contain a bundled fee portfolio and non-fee paying portfolios comprise 100% of this composite. Therefore, net performance is calculated by reducing the institutional account gross return by the highest wrap/bundled fee.

Comment 16: Prior Performance of Composite Accounts Similarly Managed by Adviser: Please confirm that the Adviser has the records necessary to support the prior performance calculations as required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers Act”).

Response: The Adviser confirms that it has all accounts, books, internal working papers and any other records or documents that to form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Advisers Act.

Comment 17: Statement of Additional Information: Please explain why “Greater China Risk” is disclosed here and confirm that it will not be a principal risk of the Fund.

Response: The Registrant confirms that “Greater China Risk” will not be a principal risk of the Fund.  However, this disclosure is appropriate to include in the Statement of Additional Information because it provides “additional information that the Fund believes may be of interest to some investors.” See General Instruction C.2(b) of Form N-1A.  While the Fund does not intend to invest directly in the markets of the Greater China region as a principal strategy, developments in the region may indirectly affect the revenues or growth of certain of the Fund’s portfolio companies, given the Fund’s focus on global investing.  For example, a multi-national company may be affected if a portion of its revenues are tied to economies in the region.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal